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                            April 22, 2021

       James Beckwith
       President and Chief Executive Officer
       Five Star Bancorp
       3100 Zinfandel Drive
       Suite 650
       Rancho Cordova, CA 95670

                                                        Re: Five Star Bancorp
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-255143

       Dear Mr. Beckwith:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 9, 2021

       Unaudited Pro Forma Condensed Financial Information, page 17

   1.                                                   Please revise, in
accordance with SAB Topic 1B.3 to address the following:
                                                            Pro forma per share
data should be presented (for the latest year and interim period only) giving effect
to the number of shares whose proceeds will be used to pay the cash distribution;
and
                                                            Pro forma per share
data to show the effect of the dividends paid which exceed
                                                            earnings in the
current year (i.e. fiscal 2021).
 James Beckwith
FirstName   LastNameJames Beckwith
Five Star Bancorp
Comapany
April       NameFive Star Bancorp
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
Item 15. Recent Sales of Unregistered Securities, page II-2

2. We note your disclosure regarding recent sales of unregistered securities. Please revise this section to address how the $10 per share price was determined.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance